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                             November 15, 2021

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
2, 2021
                                                            CIK 0001868395

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 24, 2021 letter.

       Amendment No. 1 to the Registration Statement

       Cover Page

   1. Provide a description of how cash is transferred through your organization. State whether any transfers,
dividends, or distributions have been made to date.
       Prospectus Summary, page 5

   2. We note that in response to prior comment 3 you disclose that you believe that you and your subsidiaries have
obtained all material licenses and approvals necessary to operate in
 Shaofang Weng
FirstName LastNameShaofang
Planet Image International Ltd Weng
Comapany 15,
November   NamePlanet
              2021      Image International Ltd
November
Page 2    15, 2021 Page 2
FirstName LastName
         China and are not required to obtain approval from any PRC government authorities, including the CSRC, CAC, or any other government entity, to issue Class A ordinary shares to foreign investors. However, you also disclose that relevant PRC government agencies could reach a different conclusion. Please disclose the consequences to you and your investors if you do not maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations or interpretations change and you are required to obtain approval in the future.
Risk Factors , page 15

3. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Risks Relating to Doing Business in the PRC, page 34

4. We note in response to prior comment 9 you disclose that JunHe LLP has advised you that the Cybersecurity Review Measures do not currently apply to you and you are not required to conduct a cybersecurity review. Please clarify why the implementation of the
         Cybersecurity Review Measures will affect an overseas listing of your Class A ordinary shares if they do not currently apply to you. In that regard, we note you state that the implementation of the Cybersecurity Review Measures will not have a material adverse effect on the overseas listing of your Class A ordinary shares. Please also disclose the consequences to you and your investors if you inadvertently conclude that the
         Cybersecurity Review Measures do not apply to you, or applicable laws, regulations, or interpretations change and you are required to conduct a cybersecurity review in the future.
Financial Statements
1. Organization and Principal Activities
(d) Foreign currencies and foreign currency translation, page F-9

5. We note your response to prior comment 23 and reissue the comment. We note you confirm that the exchange rates as disclosed on page F-9 were used in preparing the consolidated financial statements for the periods presented. However, the rates you presented here and on page F-37 are significantly different from the published spot rates.
         For example, as at December 31, 2020, you indicated US$1 to RMB spot rate at US$1=RMB0.1529 whereas the published rate was approximately US$1 =
RMB
         6.5299. Similarly, you indicate US$1= EUR 1.2200 on December 31, 2020 and the published rate was approximately US$1= EUR 0.81876. Please explain and revise your disclosures throughout the filing as appropriate.

      You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial
 Shaofang Weng
Planet Image International Ltd
November 15, 2021
Page 3

statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameShaofang Weng
                                                           Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                           Office of Energy &
Transportation
November 15, 2021 Page 3
cc:       Cindy Li, Esq.
FirstName LastName